UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

Denim.LA, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-1942864
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600
West Hollywood, CA 90048
(Full mailing address of principal executive offices)

888-246-7163
(Issuer’s telephone number, including area code)

SEMI-ANNUAL REPORT DATED SEPTEMBER 28, 2016

DENIM.LA, INC.

8899 BEVERLY BLVD., SUITE 600

WEST HOLLYWOOD, CA 90048

www.dstldjeans.com

In this Semi-Annual Report, the terms “DSTLD”, “Denim.LA”, or “the company” refers to Denim.LA, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

We began the idea of DSTLD in 2012 in order to sell premium essentials online — which include jeans, shorts, tops, accessories, and gift cards. From September 2012 to August 2014 the company operated under the trade name “20JEANS” and in September 2014 the company began operating as “DSTLD”. We focus on simple design, superior quality, and a pared-down product selection in order to deliver a perfect core wardrobe. We’re inspired by understated, modern style, and live by a fundamental, edited color palette: black, white, grey, and denim.

In June 2016, we launched a new equity financing round giving our customers and the general public the ability to invest in DSTLD in an offering under Regulation A of the Securities Act. This is our first semi-annual report required as a result of that offering.

Operating Results

For the six months ending June 30, 2016, we recorded net revenues of $788,477. During that same period, total online sales were $1,039,261 offset mainly by $6,662 in sales discounts and $283,092 in refunds. At this same time last year, we recorded net revenues of $702,008, with total online sales being $871,099 offset mainly by $27,014 in sales discounts and $206,940 in refunds. As is the case with apparel companies, our revenues are clustered in periods where consumers are purchasing new items for the season. For instance, we had online sales of $254,609 in May 2016, but only $154,310 in February 2016.

After accounting for costs of goods sold, our gross profit for the six months ending June 30, 2016 amounted to $375,371. This figure represents a gross margin of approximately 48%. For comparison, our gross margin for the same period in 2015 was $276,322, representing a gross margin of 39%

We are continuing to make efforts to increase average order value (“AOV”). AOV is not a financial metric recognized under generally accepted accounting principles, but it is a figure that feeds into our revenues and gross profits. Higher AOVs can offset the relatively fixed costs associated with fulfilling an order, as we offer free shipping on all orders. During the six-month period ending June 30, 2016, we experienced an average AOV of $97.84, with a low of $92.38 in March 2016, and a high of $106.98 in May 2016. For comparison, in January 2015, our AOV was $88.88. Our strategy to increase AOV is to add lower priced items such as t-shirts and accessories, which complement our current core business of bottoms (jeans and shorts) and are easy to add on to existing orders. We are actively exploring new areas to expand our product catalog (sweaters, shirts, outwear, small leather goods), which include more expensive and complementary items that will enable us to increase AOV and effectively improve our gross margin. Additionally, as we continue to launch new products, our existing customer base will become more likely to make a repeat purchase.

During the company’s lifetime, we have had over 27,000 paying consumers who have purchased a total of nearly 75,000 products from us. In the first six months of 2016, we saw approximately 7,800 customer orders, purchasing over 18,000 products. As an earlier stage company based in Los Angeles, our current customer base is heavily concentrated geographically. Approximately 30% of our sales are made to purchasers in California and 2% of our customers are outside the United States. We intend to continue to expand marketing efforts to increase our customer base both domestically and internationally. Historically, we see over 25% of our customers coming back to make a second purchase within 6 months of their first purchase. Similarly, approximately 47% of purchasers in the first six months of 2016 had previously ordered products from us.

Our average per product profit margin for the first six months of 2016 was 65%. This result reflects sourcing products from cost-effective producers, cultivating relationships and reducing costs with our existing manufacturers, adding higher-margin items to our product collection, and optimizing retail price on our website. We are aggressively trying to lower costs even further in 2016, and have a goal of hitting a 70% product margin by December 2016.

DSTLD offers free shipping and returns to its customers, which represents a large portion of the costs reflected in our gross margin. By analyzing historical shipping costs and order details, we have been able to make significant gains in per-order shipping costs. In January 2015, an order cost us $13.65 to pack and ship. By December 2015 this cost was $8.37 per order. For the first six months of 2016, our average per order shipping cost improved to $6.62. These cost reductions have been realized through alternate shipping methods to US customers, improved and lighter packaging and less marketing collateral per order. We anticipate that this figure will improve further by the fourth quarter of 2016, when new rates negotiated with our fulfillment company become effective.

The company’s operating expenses consist of payroll, marketing, technology, professional services, and general & administrative costs. Operating expenses for the six months ending June 30, 2016 were $1,081,599, which represents an increase of $84,365 over the six-month period ending June 30, 2015. The primary components of this rise in costs were increased marketing expenses; mostly due to plans to ramp up marketing spend prior to the busy late summer and early fall months.

Our net loss over the period covered by this semi-annual report was $(694,908), a 1.7% increase from net losses of $(682,692) in the same period of 2015. The increase in losses was primarily driven by increases in marketing expenses and interest expense from new credit facilities.

Our current focus is to grow marketing spend by approximately 20% each month via paid channels, primarily Facebook and Instagram and via more traditional marketing sources such as PR, paid influencers, search engine marketing and optimization, email retargeting, and radio/podcasts, among others. As part of this strategy, we will engage new marketing agencies, which will manage these platforms and new sources. Paid social media marketing continues to be our primary source of customer acquisition. We have been able to optimize this channel over the past two years, despite having no dedicated full time resources. Acquisition marketing is iterative and the more experience and resources the company has, the better we will continue to become at optimizing cost per acquisition. A steady or decreasing cost per acquisition coupled with a high AOV and increasing customer repurchase rate will lead us to grow our acquisition spend greatly over the next few years, as any costs associated with acquiring a customer will be far outstripped by a customer’s lifetime value.

As of June 2016, the company has 10 full time employees and 3 part time employees, representing approximately $60,000 of the monthly operating expenses of the company. By the end of the year, we plan to have 15 full and part time employees. These hires will come mostly from Finance/Operations, Product, and Customer Service.

Liquidity and Capital Resources

Loan from OnDeck Capital

The company obtained a $250,000 small business loan from OnDeck Capital with an interest rate of 32.3%. The total amount of the loan repayment was $330,750 (loan of $250,000 and interest amount of $80,750), and was fully paid off on May 16, 2016.

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement includes a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000. The company intends that the balance of the loan will be paid down daily with proceeds from the sale of inventory.

The term loan has a maximum balance of $300,000. The term loan includes a senior security interest in all assets of the company.

Convertible Promissory Notes

The company issued convertible promissory notes to investors under the exemption provided by Rule 506(b) of Regulation D to accredited investors.

Offering under Regulation A

The company is currently conducting an offering of its Series A Preferred Stock under Regulation A, which was qualified by the Securities and Exchange Commission on June, 22, 2016. To date, the company has closed on investments totaling $585,422.

Trend Information

We have recently on boarded two new manufacturers, both of whom are providing us with better payment terms than our previous manufacturers while meeting our quality requirements. As a result, we may see improved individual product margins on some items for the remainder of 2016.

In the second quarter of 2016, we switched manufacturers for our t-shirts. This resulted in lack of t-shirt inventory in June, July, and August, which had a negative effect on our AOV and revenue. We took delivery of a new line of t-shirts in late August/early September, and have since been able to increase our order metrics and revenue as a result.

INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDING JUNE 30, 2016 AND DECEMBER 31, 2015 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

Denim.LA, Inc.

A Delaware Corporation

Financial Statements as of June 30, 2016 and December 31, 2015

and for the six-month periods ended June 30, 2016 and 2015

DENIM.LA, INC.

TABLE OF CONTENTS

DENIM.LA, INC.
BALANCE SHEETS (UNAUDITED)
As of June 30, 2016 and December 31, 2015

	June 30, 2016	December 31, 2015

ASSETS
Current Assets:
Cash and cash equivalents	$28,961	$-
Other receivables	13,633	13,733
Related party loans receivable	203,517	124,069
Inventory	400,541	317,030
Prepaid expenses	24,465	4,785
Deferred offering costs	123,568	-
Total Current Assets	794,685	459,617

Non-Current Assets:
Property and equipment at cost, net	17,738	34,938
Software at cost, net	17,424	25,245
Deposits	22,764	22,764
Total Non-Current Assets	57,926	82,947

TOTAL ASSETS	$852,611	$542,564

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$407,606	$344,729
Cash - overdraw	-	275
Accrued expenses	65,337	58,329
Deferred revenue	20,330	8,976
Deferred rent	9,320	15,883
Other liabilities	108,040	121,503
Sales tax liability	-	92,439
Advance from related party	32,000	12,000
Employee backpay - related party	381,033	315,585
Accrued interest payable	13,340	2,844
Short-term loan payable	-	200,255
Revolving loan	186,133	-
Promissory notes payable	-	25,000
Promissory notes payable - related parties	138,269	50,851
Total Current Liabilities	1,361,408	1,248,669
Long-Term Liabilities:
Convertible notes payable	891,081	361,079
Term loan	267,077	-
Total Long-Term Liabilities	1,158,158	361,079

Total Liabilities	2,519,566	1,609,748

Stockholders' Equity (Deficiency):
Series Seed convertible preferred stock, $0.0001 par, 21,209,487 shares authorized, 20,714,518 shares issued and outstanding at each June 30, 2016 and December 31, 2015. Convertible into one share of common stock. Liquidation preference of $6,991,150 at each June 30, 2016 and December 31, 2015.	2,071	2,071

Common Stock, $0.0001 par, 49,000,000 shares authorized, 9,396,362 and 9,396,362 shares issued and outstanding, 9,261,918 and 8,690,529 vested as of June 30, 2016 and December 31, 2015, all respectively.	940	940
Additional paid-in capital	5,716,573	5,621,436
Capital contribution receivable	(2,154)	(2,154)
Accumulated deficit	(7,384,385)	(6,689,477)
Total Stockholders' Equity (Deficiency)	(1,666,955)	(1,067,184)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$852,611	$542,564

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

	June 30, 2016	June 30, 2015

Net revenues	$788,477	$702,008
Costs of net revenues	413,106	425,686
Gross Profit	375,371	276,322

Operating Expenses:
Compensation & benefits	465,800	439,300
General & administrative	306,837	295,009
Sales & marketing	270,712	194,455
Professional fees	38,250	68,470
Total Operating Expenses	1,081,599	997,234

Loss from operations	(706,228)	(720,912)

Other Income (Expense):
Interest expense	(66,872)	(28,616)
Non-operating income	78,192	66,836
Total Other Income (Expense)	11,320	38,220

Provision for Income Taxes	-	-

Net Loss	$(694,908)	$(682,692)

Weighted-average vested common shares outstanding -Basic and Diluted	9,036,239	6,573,032
Net loss per common share -Basic and Diluted	$(0.08)	$(0.10)

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

	June 30, 2016	June 30, 2015
Cash Flows From Operating Activities
Net Loss	$(694,908)	$(682,692)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,525	30,503
Stock compensation expense	95,137	125,935
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	100	1,840
(Increase)/Decrease in inventory	(83,511)	90,723
(Increase)/Decrease in prepaid expenses	(19,680)	(27,549)
(Increase)/Decrease in deferred offering costs	(123,568)	-
(Increase)/Decrease in deposits	-	950
Increase/(Decrease) in accounts payable	62,877	(73,863)
Increase/(Decrease) in cash overdraw	(275)	(1,416)
Increase/(Decrease) in accrued expenses	7,008	65,709
Increase/(Decrease) in deferred revenue	11,354	-
Increase/(Decrease) in deferred rent	(6,563)	-
Increase/(Decrease) in other liabilities	(13,463)	(19,388)
Increase/(Decrease) in sales tax liability	(92,439)	(92,543)
Increase/(Decrease) in employee backpay - related party	65,448	68,045
Increase/(Decrease) in accrued interest payable	10,496	-
Net Cash Used In Operating Activities	(753,462)	(513,746)

Cash Flows From Investing Activities
Purchase of property and equipment	(3,504)	-
Loans/(Repayments) to related parties, net	(79,448)	18,932
Net Cash Provided by / (Used In) Investing Activities	(82,952)	18,932

Cash Flows From Financing Activities
Advance from related party	20,000	-
Repayments of promissory notes, net of issuances	(37,580)	-
Issuance of preferred stock	-	395,000
Issuance of/(repayments on) short-term loan payable	(200,255)	109,962
Proceeds from business loans issued, net of repayments	453,210	-
Issuance of convertible notes payable	630,000	-
Net Cash Provided By Financing Activities	865,375	504,962

Net Change In Cash	28,961	10,148

Cash at Beginning of Period	-	-
Cash at End of Period	$28,961	$10,148

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$56,376	$28,616

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD and previously did business under the name 20Jeans until mid-2014. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception sustaining recurring net losses, including a net loss of $694,908 for the six-month period ended June 30, 2016, has an accumulated deficit of $7,384,385 and $6,689,477 as of June 30, 2016 and December 31, 2015, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $581,943 and $789,052 as of June 30, 2016 and December 31, 2015, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Cash equivalents and concentration of cash balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2016 and December 31, 2015, the Company had cash balances of $28,961 and ($275), respectively.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2016 and December 31, 2015 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Capital Assets

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2016 and December 31, 2015 consist of software with 3 year lives and property and equipment with 3-10 year lives.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for website developed for use internal and external, has been charged to operations in the period incurred. Costs incurred after determination of readiness for market have been expensed as incurred. The Company capitalized certain costs in the development of its website software for the period after technological feasibility was determined and prior to readiness for market.

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $28,525 for the six-month period ended June 30, 2016. Capital assets as of June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015
Computer equipment	$38,288	$36,884
Furniture and fixtures	4,384	2,284
Leasehold improvements	81,325	81,325
	123,997	120,493
Accumulated Depreciation	(106,259)	(85,555)
Property and Equipment, net	$17,738	$34,938
Depreciation Expense	$20,704	$45,364

Software (website and related)	$52,200	$52,200
Accumulated Amortization	(34,776)	(26,955)
Software, net	$17,424	$25,245
Amortization Expense	$7,821	$15,642

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date, and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	June 30, 2016	December 31, 2015

Stock warrants	10,000	10,000
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Convertible notes *	4,125,375	1,671,662
Stock options	10,484,319	10,484,319
Total potentially dilutive shares	35,334,212	32,880,499

*:  Convertible notes potential shares calculated based on latest preferred stock issuance pricing of $0.27, applied at the 20% discount per the note agreements. See Note 5 for more information.

As all potentially dilutive securities are anti-dilutive as of June 30, 2016, diluted net loss per share is the same as basic net loss per share.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 4: STOCKHOLDERS’ DEFICIT

Common Stock

The Company authorized 49,000,000 shares of common stock at $0.0001 par value as of each June 30, 2016 and December 31, 2015. As of each June 30, 2016 and December 31, 2015, 9,396,362 shares of common stock were issued and outstanding.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from immediate to four years contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of June 30, 2016 and December 31, 2015, 9,261,918 and 8,690,529 of the issued and outstanding shares had vested. All 134,444 of the unvested shares as of June 30, 2016 vest during 2016.

The Company has reserved 12,742,395 shares of its common stock pursuant to the 2013 Stock Plan. 10,484,319 stock options are outstanding as of each June 30, 2016 and December 31, 2015.

Convertible Preferred Stock

On October 3, 2014, the Company amended its Certificate of Incorporation to authorize 21,209,487 shares of $0.0001 par preferred stock. As of each June 30, 2016 and December 31, 2015, 20,714,518 shares of preferred stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27) multiplied by a multiple of 1.00 or 1.25 depending upon certain conditions; 2) on an as converted to common stock at the liquidation date. Based on circumstances in place as of June 30, 2016 and December 31, 2015, the liquidation preference was subject to the 1.25 multiple and amounted to $6,991,150.

The Company issued its Series Seed Preferred Stock during 2014 and 2015, resulting in the issuance of 5,020,221 shares of preferred stock at an issuance price of $0.27 per share. These issuances provided proceeds of $445,000 and $920,383 for the years ended December 31, 2015 and 2014, respectively. As discussed in Note 5, convertible notes payable were converted to preferred stock in 2014, resulting in the issuance of 15,694,297 shares of preferred stock, relieving principal and accrued interest of $2,975,037 on the convertible notes payable.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 5:  LONG-TERM DEBT

Short-Term Loan Payable

In January 2015, the Company entered into a short-term loan agreement in the amount of $150,000, bearing interest at 39%. The loan called for 378 daily payments of $552. In August 2015, the loan was modified to increase the loan amount to $250,000, reduce the interest rate to 32.3%, and change the daily payment to $1,050 per day for a term of 315 daily payments. On May 18, 2016, the Company repaid the outstanding balance in full and closed this note. Interest expense (inclusive of penalties and fees) of $40,524 was recorded on this note during the six-month period ended June 30, 2016.

Promissory Notes Payable

In January 2013, the Company issued two non-convertible notes payable to related parties in the aggregate principal amount of $50,644. Interest on the notes is 0.21%. The notes are payable on demand and remained outstanding in the amount of $50,851 as of December 31, 2015. During the six-month period ended June 30, 2016, the Company repaid one of these notes in the principal amount of $4,215 and transferred the other against a related party receivable with the same party in the amount of $46,636. As of June 30, 2016, these balances were therefore zero.

In November 2015, the Company issued an unsecured promissory note for $25,000, bearing interest at 2% per annum and maturing on December 31, 2015. The note was not paid on the due date and remained outstanding at December 31, 2015 in the full principal amount. During the six-month period ended June 30, 2016, the Company repaid this balance in full, and therefore the balance was zero as of June 30, 2016.

Convertible Notes Payable – 2015 and 2016 Issuances

Between July 2015 and May 2016, the Company issued 21 convertible promissory notes of varying amounts, subject to automatic conversion upon a qualified equity financing in excess of $1,500,000 and optional conversion upon a non-qualified equity financing, as defined in the note agreements. The notes’ conversion rate includes a 20% discount to the lowest price in the qualified or non-qualified equity financing round, or at the quotient obtained by dividing the valuation cap of $15,000,000 by the fully-diluted capital at the date of the conversion if the valuation at the qualified equity financing exceeds the valuation cap. The conversion provisions provide that the notes are convertible into the number of preferred stock obtained by dividing the outstanding principal by the undiscounted conversion price plus the number of common stock obtained by dividing the outstanding principal by the discounted conversion price minus the number of preferred stock converted shares. This provides that 80% of the converted shares will be preferred stock and 20% will be common stock. The total principal of these issuances amounted to $891,081 and $361,079 as of June 30, 2016 and December 31, 2015, respectively, where one note for $100,000 was classified as a convertible note as of December 31, 2015, then subsequently reclassified to a non-convertible promissory note during 2016. Total issuances for the six-month period ended June 30, 2016 were $690,000, where one investor had not yet funded $60,000 as of June 30, 2016 and this amount was therefore excluded from the recorded balance. Interest accrues on the notes at the Wall Street Journal Prime (3.50% as of each June 30, 2016 and December 31, 2015) until maturity and accrued interest payable on these notes was $13,340 and $2,844 as of June 30, 2016 and December 31, 2015, respectively. Accrued interest is not convertible on these notes. The notes have a 36 month term with each 2015 issuance expiring in 2018 and each 2016 issuance expiring in 2019, when all principal and accrued interest comes due.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the 20% conversion discount. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, will be recognized if and upon consummation of the qualified equity financing (conversion trigger), which has not occurred as of June 30, 2016.

As of each June 30, 2016 and December 31, 2015, none of these convertible notes payable had been converted and all remained outstanding in their full principal amount.

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans require a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company may borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan is to be paid down daily with proceeds from the sale of inventory. The loan is revolving, and therefore the Company can continue to draw on the note up to 50% of eligible inventory as the loan is being paid down. The maximum credit limit for this loan is $1,000,000. This loan bears interest at prime plus 11.75%, with a minimum rate of 15%. The loan has a one year term. The balance outstanding on this note as of June 30, 2016, inclusive of accrued interest, was $186,133.

Term Loan: This term loan was provides Continental Business Credit a valid and senior security interest in all assets of the Company. The term loan has a maximum balance of $300,000. The term loan bears interest at 24%, with a default rate of 31%. All principal on the term loan is due July 31, 2016 and interest is due and payable monthly. The term loan may be extended for up to 90 days at the lenders discretion for a principal amount not to exceed $150,000, subject to an extension fee. The balance outstanding on this note as of June 30, 2016, inclusive of accrued interest, was $267,077.

Total interest recognized on these notes for the six-month period ended June 30, 2016 was $14,252.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 6:  INCOME TAXES

For the six-month period ended June 30, 2016 and year ended December 31, 2015, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets of $1,968,172 and $1,808,171 as of June 30, 2016 and December 31, 2015, respectively. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, and stock based compensation.

As of June 30, 2016 and December 31, 2015, the Company has net operating loss carryforwards of $5,688,379 and $5,217,788, which will begin to expire in 2033.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: SHARE-BASED PAYMENTS

Warrants

In February 2014, the Company issued 10,000 warrants to purchase shares of common stock under a board advisory agreement for advisory services provided to the Company. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: five years after their date of issuance (2019), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.15 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants. As of June 30, 2016 and December 31, 2015, 10,000 and 9,167 warrants had vested, respectively.

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 12,742,395 shares as of each June 30, 2016 and December 31, 2015. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 2,170,076 as of each June 30, 2016 and December 31, 2015.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the six-month period ended June 30, 2016 and the year ended December 31, 2015 is as follows:

	June 30, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	10,484,319	$0.12	4,629,319	$0.15
Granted	-		5,855,000	$0.10
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	10,484,319	$0.12	10,484,319	$0.12
Exercisable at end of year	8,002,636	$0.13	6,309,775	$0.13

Weighted average grant date fair value of options granted during year	N/A		$0.06
Weighted average duration (years) to expiration of outstanding options at year-end	9.0		9.5
Aggregate Intrinsic Value	$-		$-

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

	June 30, 2016	December 31, 2015

Risk Free Interest Rate	N/A	1.62%
Expected Dividend Yield	N/A	0.00%
Expected Volatility	N/A	73.00%
Expected Life (years)	N/A	5.00
Fair Value per Stock Option	N/A	$0.06

Stock-based compensation expense of $95,137 was recognized under FASB ASC 718 for the six-month period ended June 30, 2016. Total unrecognized compensation cost related to non-vested stock option awards amounted to $154,228 and $249,365 as of June 30, 2016 and December 31, 2015, respectively.

NOTE 8: RELATED PARTY TRANSACTIONS

Related Party Loans Receivable

The Company has loaned funds to two officers of the Company throughout the life of the business, which amounted to $203,517 and $124,069 as of June 30, 2016 and December 31, 2015, respectively. These loans are payable on demand and do not bear interest.

Related Party Advance Payable

A family member of an officer advanced the Company $12,000 during 2014. This amount remains unpaid and outstanding as of each June 30, 2016 and December 31, 2015.

This individual also owns and controls a company that provided accounting services to the Company at a rate of $2,500 per month commencing in 2015. $20,000 and $10,000 was due under this arrangement as of June 30, 2016 and December 31, 2015, respectively.

Promissory Notes Payable:

The Company issued promissory notes payable to two founders of the Company during 2013. These notes bear interest at 0.21%, are payable on demand, and had a combined principal balance due of $50,851 as of December 31, 2015. As discussed in Note 5, these notes were relieved during the six-month period ended June 30, 2016.

As discussed in Note 5, two related party promissory notes were issued during the six-month period ended June 30, 2016 with combined outstanding principal balances of $138,269 as of June 30, 2016.

Employee Backpay:

Two officers of the Company have deferred their salary during portions of 2014-2016 due to the cash flow needs of the Company. Such amounts payable as of June 30, 2016 and December 31, 2015 were $381,033 and $315,585, respectively.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Payment processor:

The Company’s backend payment processor’s majority shareholder is a director of the company.

Officer stock issuance and promissory note:

On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to an officer of the company under a restricted stock purchase agreement. The Company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested prorata over a period of 36 months (67,222 shares per month). 2,554,443 and 2,151,111 shares have vested as of June 30, 2016 and December 31, 2015, respectively.

The $242,000 proceeds from this common stock issuance were received by the Company in the form of a promissory note due from the officer to the Company. The note calls for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer’s service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 through December 31, 2015 and was included in the related party loans receivable discussed above. The promissory note is secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer’s continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of outstanding principal and accrued interest will be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2, and charged the full loan amount to additional paid-in capital at the issuance date. The loan forgiveness provisions are subject to the continued service of the officer, and therefore each loan forgiveness date is charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

The company also approved the issuance of $70,000 of loans to this officer. This note has not been drawn upon through June 30, 2016.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 9: LEASE OBLIGATIONS

Effective December 2013, the Company entered into a lease agreement for warehouse space. The lease term commenced December 1, 2013 and expires after 39 months, on February 28, 2017. Monthly lease obligations under the agreement are base rent starting at $8,617 per month plus operating costs estimated at $2,439, but subject to actual expenses. The base rent is contractually escalated to $8,876 per month beginning December 1, 2014 and to $9,142 per month beginning December 1, 2015. A $17,234 deposit was paid at the commencement of the lease. The lease agreement provides for a three month rent and operating expense credit for the months January through March of 2014, where a total of $33,168 of rent was credited by the lessor to the Company for these months. In the event of a default on the lease terms, this credit is contractually payable back to the lessor in the full amount.

The Company ceased using the warehouse space in August 2014, and entered into a lease agreement with a sub-lessor at a rate of $11,056 per month. The 30-month lease term commenced September 2014 and expires in February 2017. The income from the sublease is recorded to Other Income on the Statements of Operations.

The Company has entered into a lease agreement on office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis.

The following are the minimum future lease obligations on the Company’s lease agreements:

December 31,	Lease Obligations
2016	$138,972
2017	23,162
$162,134

Total rent expense for the six-month period ended June 30, 2016 was $95,306, offset by non-operating rental income of $66,872.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

The convertible promissory notes issued between July 2015 and May 2016 were subject to conversion into equity upon a qualified financing in excess of $1,500,000.  The Company has issued $951,079 of convertible promissory notes.  In July 2016, the Company commenced a Regulation A stock offering.  In September 2016, the Company closed $585,424 of funds from this offering, resulting in a total of $1,536,503 in qualified financing, thereby triggering conversion of the convertible promissory notes.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

Management has evaluated subsequent events through September 27, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Amended and Restated Certificate of Incorporation (1)
Exhibit 2.2	Bylaws (2)
Exhibit 3.1	Amended and Restated Investors’ Rights Agreement (3)
Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement (4)
Exhibit 3.3	Amended and Restated Voting Agreement (5)
Exhibit 6.1	Payment Processing Agreement with Banctek Solutions (6)
Exhibit 6.2	Employment Agreement with Mark Lynn (7)
Exhibit 6.3	Employment Agreement with Corey Epstein (8)
Exhibit 6.4	Updated Employment Agreement with Corey Epstein (9)
Exhibit 6.5	Employment Agreement with Kevin Morris (10)
Exhibit 6.6	Employment Agreement with Conrad Steenberg (11)
Exhibit 6.7	Promissory Note of Mark Lynn (12)
Exhibit 6.8	Promissory Note of Corey Epstein (13)
Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P. (14)
Exhibit 6.10	Promissory Note of Mark Lynn (15)
Exhibit 6.11	Stockholder approval of waiver of Right of First Offer by Mark Lynn and Corey Epstein (16)

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex2-1.htm.

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at,

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex3-1.htm.

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex3-2.htm.

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex3-3.htm.

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-1.htm.

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-2.htm.

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-3.htm.

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-4.htm.

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-5.htm.

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-6.htm.

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-7.htm.

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-8.htm.

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-9.htm.

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-10.htm.

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416108253/v442306_ex6-11.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 28, 2016.

Denim.LA, Inc.

By	/s/ Mark T. Lynn

Mark T. Lynn, Chief Executive Officer of
Denim.LA, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark T. Lynn

Mark T. Lynn, Co-Chief Executive Officer, Director

Date:    September 28, 2016

/s/ Corey Epstein

Corey Epstein, Co-Chief Executive Officer, Director

Date:    September 28, 2016

/s/ Kevin Morris

Kevin Morris, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer

Date:    September 28, 2016

/s/ Trevor Pettennude

Trevor Pettennude, Director

Date:    September 28, 2016

/s/ John Tomich

John Tomich, Director

Date:    September 28, 2016